Exhibit 99.1

Press Release

21st April 2022

MANCHESTER UNITED APPOINTS ERIK TEN HAG AS MANAGER

Manchester United is delighted to announce the appointment of Erik ten Hag as Men’s First Team Manager, subject to work visa requirements, from the end of this season until June 2025, with the option to extend for a further year.

John Murtough, Football Director, said: “During the past four years at Ajax, Erik has proved himself to be one of the most exciting and successful coaches in Europe, renowned for his team’s attractive, attacking football and commitment to youth.

“In our conversations with Erik leading up to this appointment, we were deeply impressed with his long-term vision for returning Manchester United to the level we want to be competing at, and his drive and determination to achieve that.

“We wish Erik the best of luck as he focuses on achieving a successful end to the season at Ajax and look forward to welcoming him to Manchester United this summer.”

Erik ten Hag said: “It is a great honour to be appointed manager of Manchester United and I am hugely excited by the challenge ahead. I know the history of this great club and the passion of the fans, and I am absolutely determined to develop a team capable of delivering the success they deserve.

“It will be difficult to leave Ajax after these incredible years, and I can assure our fans of my complete commitment and focus on bringing this season to a successful conclusion before I move to Manchester United.”

ENDS

Enquiries:

Andrew Ward	+44 161 676 7770
Manchester United	andrew.ward@manutd.co.uk

Karen Shotbolt	+44 161 676 7770
Manchester United	karen.shotbolt@manutd.co.uk